UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021
Commission File Number: 001-40394

Similarweb Ltd.
(Translation of registrant’s name into English)

121 Menachem Begin Rd.,
Tel Aviv-Yafo 6701203, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                 Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 10, 2021, Similarweb Ltd. (the “Company”) issued a press release titled: “Similarweb acquires leading mobile-insights provider Embee Mobile”. A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.
The press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-256324).

Exhibit Number	Description

99.1	Press release titled: “Similarweb acquires leading mobile-insights provider Embee Mobile”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Similarweb Ltd.

Date: November 10, 2021	By:	/s/ Jason Schwartz
	Name:	Jason Schwartz
	Title:	Chief Financial Officer